Exhibit 99.1

JULY 12, 2017

CENCOSUD S.A. ANNOUNCES THE EXPIRATION OF ITS
ANY AND ALL TENDER OFFER AND THE EARLY TENDER RESULTS
OF ITS MAXIMUM TENDER OFFER

FOR IMMEDIATE RELEASE

SANTIAGO, CHILE – Cencosud S.A. (BCS: Cencosud) (the “Company”) announced today (1) the expiration of its previously announced tender offer (the “Any and All Tender Offer”) to purchase for cash any and all of its outstanding 5.500% Senior Notes due 2021 (the “Any and All Notes”) and (2) the early tender results for its previously announced tender offer (the “Maximum Tender Offer” and, together with the Any and All Tender Offer, the “Tender Offers”) to purchase for cash up to the Aggregate Maximum Principal Amount of its outstanding 4.875% Senior Notes due 2023 (the “Maximum Tender Offer Notes”). The “Aggregate Maximum Principal Amount” is U.S.$750,000,000 less the aggregate principal amount of the Any and All Notes validly tendered and accepted for purchase in the Any and All Tender Offer.

Any and All of the Outstanding Securities Listed Below

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Any and All Total Consideration(b)	Principal Amount Tendered
5.500% Senior Notes due 2021	CUSIP: P2205J AE0 15132H AA9 ISIN: USP2205JAE03 US15132HAA95	U.S.$750,000,000	U.S.$1,098.75	U.S.$492,801,000(c)

Up to the Aggregate Maximum Principal Amount(a)
of the Outstanding Securities Listed Below

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Late Tender Offer Consideration(b)	Early Tender Payment(b)	MTO Total Consideration(b)	Principal Amount Tendered at Early Tender Date
4.875% Senior Notes due 2023	CUSIP: P2205J AH3 15132H AD3 ISIN: USP2205JAH34 US15132HAD35	U.S.$1,200,000,000	U.S.$1,052.50	U.S.$30.00	U.S.$1,082.50	U.S.$882,156,000

(a)
The offer with respect to the 4.875% Senior Notes due 2023 is subject to an Aggregate Maximum Principal Amount equal to U.S.$750,000,000 less the aggregate principal amount of the Any and All Notes validly tendered and accepted for purchase in the Any and All Tender Offer, U.S.$257,199,000. This number does not account for U.S.$52,000 aggregate principal amount of Any and All Notes tendered pursuant to the guaranteed delivery procedures. The Aggregate Maximum Principal Amount will be reduced by the principal amount of such Any and All Notes delivered pursuant to the guaranteed delivery procedures on or prior to the delivery deadline. Cencosud will allocate the Aggregate Maximum Principal Amount to purchase Maximum Tender Offer Notes as more fully set forth herein.

(b)
Per U.S.$1,000 principal amount.

(c)
This amount excludes U.S.$52,000 aggregate principal amount of Any and All Notes tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures. If these Any and All Notes are delivered pursuant to the guaranteed delivery procedures on or prior to the delivery deadline, the amount of Maximum Tender Offer Notes accepted for purchase will be decreased by such amount.

Expiration of the Any and All Tender Offer

The Any and All Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase, dated June 27, 2017, and the related letter of transmittal and notice of guaranteed delivery (the “Tender Offer Documents”) to purchase for cash any and all of the Any and All Notes listed in the table above.

The Any and All Tender Offer expired at 5:00 p.m., New York City time, on July 11, 2017 (such time and date, the “Any and All Expiration Date”). Holders of Notes were required to validly tender and not validly withdraw their Any and All Notes prior to or at the Expiration Date to be eligible to receive the total consideration for the Any and All Tender Offer (the “Any and All Total Consideration”). The Any and All Total Consideration offered per U.S.$1,000 principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Tender Offer will be U.S.$1,098.75.

According to information provided by Global Bondholder Services Corporation (“GBS”), the tender and information agent for the Tender Offers, U.S.$492,801,000 aggregate principal amount of the Any and All Notes were validly tendered and were not validly withdrawn prior to or at the Any and All Expiration Date. This amount excludes U.S.$52,000 aggregate principal amount of Any and All Notes tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures. If these Any and All Notes are delivered pursuant to the guaranteed delivery procedures on or prior to the delivery deadline, the amount of Maximum Tender Offer Notes accepted for purchase will be decreased by such amount. Subject to the satisfaction or waiver of all remaining conditions to the Any and All Tender Offer, the Company expects to accept for purchase all Any and All Notes validly tendered and not validly withdrawn at or prior to the Any and All Expiration Date.

The settlement date for the Any and All Notes, including those tendered pursuant to the guaranteed delivery procedures, is expected to be July 17, 2017 (the “Any and All Settlement Date”), subject to the terms and conditions described in the Tender Offer Documents, including the Financing Condition (as defined in the Tender Offer Documents). Holders will also receive accrued and unpaid interest on the Any and All Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Any and All Settlement Date, including those tendered by the guaranteed delivery procedures.

Maximum Tender Offer Early Tender Results

As of the previously announced early tender date and time of 5:00 p.m., New York City time, on July 11, 2017 (the “Early Tender Date”), according to information provided by GBS, a total of U.S.$882,156,000 aggregate principal amount of Maximum Tender Offer Notes had been validly tendered and not validly withdrawn in the Maximum Tender Offer.

Holders of Maximum Tender Offer Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date are eligible to receive
U.S.$1,082.50 per U.S.$1,000 principal amount of Maximum Tender Offer Notes validly tendered and accepted for purchase (the “MTO Total Consideration”), which is inclusive of an amount in cash equal to the amounts set forth in the second table above under the heading “Early Tender Payment” (the “Early Tender Payment”). Holders will also receive accrued and unpaid interest on the Maximum Tender Offer Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the date the Company makes payment for such Maximum Tender Offer Notes tendered at or prior to the Early Tender Date.

Subject to the satisfaction or waiver of all remaining conditions to the Maximum Tender Offer, the Company expects to accept for purchase, on a prorated basis, Maximum Tender Offer Notes up to the Aggregate Maximum Principal Amount. Assuming an Aggregate Maximum Principal Amount of U.S.$257,199,000, the proration factor will be 25.6%. The Maximum Tender Offer Notes validly tendered and accepted for purchase on or prior to the Early Tender Date are expected to be purchased on the “Early Settlement Date”, which date is anticipated to be July 17, 2017, subject to the terms and conditions described in the Tender Offer Documents, including the Financing Condition.

The Maximum Tender Offer will expire at 11:59 p.m., New York City time, on July 25, 2017, unless extended or earlier terminated. Because the Tender Offers have been fully subscribed as of the Early Tender Date, the Company will not accept for purchase any Maximum Tender Offer Notes tendered after the Early Tender Date. Any Maximum Tender Offer Notes tendered after the Early Tender Date will be returned to the holders thereof as described in the Offer to Purchase.

Information Relating to the Tender Offers

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the dealer managers for the Tender Offers. The information agent and depositary is GBS. Copies of the Tender Offer Documents and related offering materials are available by contacting GBS at (866) 470-3800 (toll-free), (212) 430-3774 (banks and brokers) or www.gbsc-usa.com/Cencosud/. Questions regarding the Tender Offer should be directed to J.P. Morgan Securities LLC, Latin America Debt Capital Markets, at (212) 834-7279 (collect) or (866) 846-2874 (toll-free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group, at (646) 855-8988 collect or (888) 292-0070 (toll-free).

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made only pursuant to an Offer to Purchase dated June 27, 2017, which set forth the terms and conditions of the Tender Offer, and only in such jurisdictions as is permitted under applicable law.

Disclosure Regarding Forward-Looking Statements

Included herein are forward-looking statements, including statements with respect to an anticipated financing. There are many factors that affect management’s views about future events and trends of the business and operations of the company, all as more thoroughly described in the company’s filings with the Securities and Exchange Commission. The company does not undertake any obligation to update any forward-looking statements to reflect events or circumstance included in this release or any of its public filings.

About Cencosud S.A.

Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores and maintains a financial services portfolio through wholly-owned subsidiaries in Peru and Argentina and joint ventures with third parties in Chile, Brazil and Colombia.
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For further inquiries, please contact:

Marisol Fernández Investor Relations Officer Tel +562 2959 0545 mariasoledad.fernandez@cencosud.cl	Natalia Nacif Deputy IR Manager Tel +562 2959 0368 natalia.nacif@cencosud.cl